EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this annual report of Jubilant Flame International, Ltd for the year ended February 28, 2022, of our report dated May 9, 2022, with respect to the financial statements of Jubilant Flame International, Ltd, as of February 28, 2022, and for the year then ended. Our report dated May 9, 2022, contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sincerely

TPS Thayer, LLC

Sugar Land, Texas

May 10, 2023